Exhibit 1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:   REPORTING ISSUER

Barrick Gold Corporation
BCE Place
Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, ON M5J 2S1

ITEM 2:   DATE OF MATERIAL CHANGE

February 3, 2006

ITEM 3:   PRESS RELEASE

A press release was issued by Barrick Gold Corporation ("Barrick") on February 6, 2006. A copy of the press release is attached as Schedule "A" hereto.

ITEM 4:   SUMMARY OF MATERIAL CHANGE

Barrick announced that it had taken up and accepted for payment approximately 61 million common shares ("Shares") of Placer Dome Inc. Together with the approximately 358 million Shares that Barrick acquired on January 19, 2006, Barrick now owns approximately 419 million Shares representing approximately 94% of the outstanding Shares.

ITEM 5:   FULL DESCRIPTION OF MATERIAL CHANGE

For a full description of the material change, please refer to the press release attached as Schedule "A" hereto.

ITEM 6:    RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL
         INSTRUMENT 51-102

Not applicable.

ITEM 7:   OMITTED INFORMATION

Not applicable.

ITEM 8:   SENIOR OFFICER

The following senior officer of Barrick is knowledgeable about the material change and this report:

Sybil E. Veenman
Vice-President, Assistant General Counsel and Corporate Secretary
(416) 307-7470

ITEM 9:   STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 7th day of February, 2006.

By:	/s/ Sybil E. Veenman
Sybil E. Veenman
Vice-President, Assistant General Counsel & Secretary

Schedule A

PRESS RELEASE - February 6, 2006
All figures in US dollars.

Barrick Increases Stake in Placer Dome to 94%

Barrick Gold Corporation announces that it has taken up and accepted for payment an additional 61 million common shares of Placer Dome Inc. that were tendered to its Offer after January 19, 2006, which represent approximately 14% of the outstanding shares. Together with the approximately 358 million shares taken up by Barrick on January 19, 2006, Barrick now owns approximately 419 million shares, representing approximately 94% of the outstanding shares.

Since the Offer has been accepted by holders of more than 90% of the shares, Barrick intends to exercise its right to acquire the remaining 25 million outstanding shares of Placer Dome pursuant to a compulsory acquisition under the Canada Business Corporations Act, as described in the Offer. Barrick expects to complete that compulsory acquisition within the next 30 days.

“We are pleased to reach this significant milestone,” said Greg Wilkins, President and Chief Executive Officer of Barrick. “The powerful combination of these companies will bring the assets, people and projects together to deliver value to all stakeholders.”

In respect of the shares taken up on February 3, 2006, Placer Dome shareholders who tendered to the Cash Alternative will receive US$22.50 in cash for each Placer Dome common share and those who tendered to the Share Alternative will receive US$2.51 in cash and 0.7366 of a Barrick common share (subject to adjustment for fractional shares) for each Placer Dome common share. The aggregate cash consideration to be paid by Barrick will be approximately US$169 million and the aggregate number of common shares to be issued by Barrick will be approximately 44 million.

Barrick’s vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

For further information:

INVESTOR CONTACT:	MEDIA CONTACT:
James Mavor	Vincent Borg
Vice President, Investor Relations	Vice President, Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION                                                                                                                                                           Press Release